[Alliance Imaging, Inc. Letterhead]

May 24, 2005

VIA EDGAR

Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

  Re:
  Alliance Imaging, Inc.
  Registration Statement on Form S-4
   File No. 333-124431

Dear Mr. Riedler:

        In accordance with Rule 461 under the Securities Act of 1933, Alliance Imaging, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement and respectfully requests that the Registration Statement become effective as of 1:00 p.m., EDT, on May 27, 2005, or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Nick O'Keefe, by facsimile to (650) 463-2600.

        Alliance Imaging, Inc. acknowledges the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      Very truly yours,

                      /s/  RUSSELL D. PHILLIPS, JR.

                      Russell D. Phillips, Jr.
                      Executive Vice President, General Counsel and Secretary